UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                          Standard Motor Products, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $2.00 per share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    853666105
                     --------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G

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CUSIP No.: 853666105
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1  NAME OF REPORTING PERSON

   Marilyn Fife Cragin
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                      (b) [  ]

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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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                           5 SOLE VOTING POWER
                                      141,723
NUMBER OF SHARES           -----------------------------------------------------
  BENEFICIALLY             6  SHARED VOTING POWER
   OWNED BY                           132,070
     EACH                  -----------------------------------------------------
   REPORTING               7  SOLE DISPOSITIVE POWER
    PERSON                            141,723
     WITH                  -----------------------------------------------------
                           8 SHARED DISPOSITIVE POWER
                                      132,070
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   273,793
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   1.4%
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12 TYPE OF REPORTING PERSON
   IN
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

SCHEDULE 13G

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CUSIP No.:  853666105

ITEM 1.

         (a)      Name of Issuer: Standard Motor Products, Inc.

         (b) Address of Issuer's Principal Executive Offices: 37-18 Northern Boulevard Long Island City, New York 11101

ITEM 2.

         (a)      Name of Person Filing:
                  Marilyn Fife Cragin

         (b)      Address of Principal Business Office or, if none, Residence:
                  C/O K&L Gates LLP, State Street Financial Center, One Lincoln Street, Boston, MA 02111W.

         (c)      Citizenship:
                  United States of America

         (d)      Title of Class of Securities:
                  Common Stock, par value $2.00 per share ("Common Stock")

         (e)      CUSIP Number: 853666105

ITEM 3.

NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:                                          273,793
                                                          ----------------------
(b) Percent of class:                                                      1.4%
                                                          ----------------------
(c) Number of shares as to which the person has:

         (i)   sole power to vote or to direct the vote                 141,723
                                                          ----------------------
         (ii)  shared power to vote or to direct the vote               132,070
                                                          ----------------------
         (iii) sole power to dispose or to direct the disposition of    141,723
                                                          ----------------------
         (iv) shared power to dispose or to direct the disposition of   132,070
                                                          ----------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Of the shares reported in Item 4 above, (i) 132,070 shares are held by trusts for the benefit of Ms. Cragin's immediate and extended family, of which trusts Ms. Cragin is co-trustee; and (ii) such amounts reported exclude (A) 7,300 shares owned by Ms. Cragin's spouse; (B) 8,162 shares held in trust for Ms. Cragin's children of which Ms. Cragin's spouse is sole trustee; and (C) 103,000 shares owned by Ms. Cragin's children. Ms. Cragin disclaims beneficial ownership of all such excluded shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  04/28/09
        --------

                             By:   /s/ Marilyn Fife Cragin
                                   -------------------------
                             Name: Marilyn Fife Cragin